                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. __)/*/

                               LG&E ENERGY CORP.
                               -----------------
                                (Name of Issuer)

                        Common Stock, without par value
                        -------------------------------
                         (Title of Class of Securities)


                                  501917-10-8
                                  -----------
                                 (CUSIP Number)


                           George S. Brooks, II, Esq.
                             KU ENERGY CORPORATION
                               One Quality Street
                         Lexington, Kentucky 40507-1428
                                 (606) 255-2100

                                With A Copy to:

                                Robert A. Yolles
                           Jones, Day, Reavis & Pogue
                                 77 West Wacker
                          Chicago, Illinois 60601-1692
                                 (312) 782-3939
                         ------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 20, 1997
                                  ------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

/*/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    KU Energy Corporation
    61-1141273

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP/*/
                              (a) [ ]
                              (b) [ ]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS/*/

    WC, OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
    2(d) OR 2(c)    [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Kentucky

                                       7.  SOLE VOTING POWER

           NUMBER OF                         13,230,490
           SHARES
           BENEFICIALLY                8.  SHARED VOTING POWER
           OWNED BY
           EACH                              0
           REPORTING
           PERSON WITH                 9.  SOLE DISPOSITIVE POWER

                                             13,230,490

                                       10. SHARED DISPOSITIVE POWER

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,230,490

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES/*/  [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     19.9%

14.  TYPE OF REPORTING PERSON/*/

     CO

                    /*/SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
         --------------------

     This statement relates to the common stock, without par value (the "LG&E Energy Common Stock"), of LG&E Energy Corp., a Kentucky corporation ("LG&E Energy"). The principal executive office of LG&E Energy is located at 220 West Main Street, Louisville, Kentucky 40232.

Item 2.  Identity and Background.
         ------------------------

     (a)-(c) This statement is being filed by KU Energy Corporation, a Kentucky corporation ("KU Energy"). The principal executive office of KU Energy is located at One Quality Street, Lexington, Kentucky 40507-1428. KU Energy is the parent company of Kentucky Utilities Company, a Kentucky and Virginia corporation ("Kentucky Utilities"), which is the operating utility subsidiary of KU Energy.

     Pursuant to General Instruction "C" for Schedule 13D, the attached Annex 1 to this statement sets forth certain information concerning all of the executive officers and directors of KU Energy. The contents of Annex 1 are incorporated herein by reference.

     (d) During the last five years, neither KU Energy nor, to the best of KU Energy's knowledge, any of the executive officers or directors of KU Energy named in Annex 1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither KU Energy nor, to the best of KU Energy's knowledge, any of the executive officers or directors of KU Energy named in Annex 1 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the individuals identified in Item 2 are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Concurrent with entering into the Merger Agreement (as defined in Item 4 below), KU Energy and LG&E Energy entered into the LG&E Energy Stock Option Agreement (as defined in Item 4 below), whereby KU Energy has the right to purchase up to 13,230,490 shares of the LG&E Energy Common Stock upon the terms and subject to the conditions of the LG&E Energy Stock Option Agreement. As of the date of this statement, none of the triggering events permitting exercise of the stock option provided for in the LG&E Energy Stock Option Agreement has occurred. In the event that the stock option becomes exercisable under the LG&E Energy Stock Option Agreement and KU Energy wishes to purchase for cash the LG&E Energy Common Stock subject thereto, KU Energy will fund the exercise price from working capital or through other sources, which could include borrowings.

Item 4.   Purpose of Transaction
          ----------------------

     On May 20, 1997, KU Energy and LG&E Energy entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for a merger of KU Energy and LG&E Energy. Pursuant to the Merger Agreement, KU Energy will be merged with and into LG&E Energy, with LG&E Energy as the surviving corporation (the "Merger"). The Merger, which was unanimously approved by the Boards of Directors of KU Energy and LG&E Energy, is expected to close shortly after all of the conditions to consummation of the Merger, including the receipt of all applicable regulatory and shareholder approvals, are met or waived.

     The Merger Agreement and the related Stock Option Agreements (as defined in
Item 4 below) are incorporated herein by reference to Exhibits 2, 99.1 and 99.2 to the Current Report on Form 8-K, dated May 30, 1997, filed by KU Energy and Kentucky Utilities with the Securities and Exchange Commission (the "Commission") on such date. The joint press release issued in connection with the Merger Agreement is incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K, dated May 21, 1997, filed by KU Energy and Kentucky Utilities with the Commission on such date. The descriptions of the Merger Agreement and the Stock Option Agreements set forth herein do not purport to be complete and are qualified in their entirety by the provisions of the Merger Agreements and the Stock Option Agreements.

     As a result of the Merger, LG&E Energy, which is the parent of Louisville Gas & Electric Company, a Kentucky Corporation ("LG&E Utility"), will become the parent company of Kentucky Utilities. The operating utility subsidiaries (LG&E Utility and Kentucky Utilities) will remain separate companies and will continue to serve customers in Kentucky and Virginia under their present names. The preferred stock and debt securities of the operating utility subsidiaries will not be affected by the Merger. Present nonutility operations of LG&E Energy will be unaffected. The nonutility subsidiaries of KU Energy will become subsidiaries of LG&E Energy.

     Under the terms of the Merger Agreement, each outstanding share of the common stock, without par value, of KU Energy ("KU Energy Common Stock") (other than shares with respect to which dissenters' rights are perfected under applicable state law), together with the associated KU Energy stock purchase rights, will be converted into the right to receive 1.67 shares of LG&E Energy Common Stock, together with the associated LG&E Energy stock purchase rights. A holder of KU Energy Common Stock who would otherwise have been entitled to a fractional share of LG&E Energy Common Stock will be entitled to receive a cash payment in lieu of such fractional share. The outstanding shares of LG&E Energy Common Stock will remain unchanged and outstanding. As of May 16, 1997, there were 37,817,878 shares of KU Energy Common Stock outstanding and 66,484,875 shares of LG&E Energy Common Stock outstanding. Based on such capitalization, upon consummation of the Merger, 51.3% of the outstanding LG&E Energy Common Stock will be owned by the shareholders of LG&E Energy prior to the Merger and 48.7% will be owned by former KU Energy shareholders.

     The Merger is subject to customary closing conditions, including, without limitation, the approval of the holders of a majority of the outstanding shares of each of the LG&E Energy Common Stock and the KU Energy Common Stock, the receipt of all necessary governmental approvals and the making of all necessary governmental filings, including approvals of various regulators in Kentucky and Virginia under state utility laws, the approval of the Federal Energy Regulatory Commission under the Federal Power Act, the approval of the Commission under the Public Utility Holding Company Act of 1935, and the filing of requisite notifications with the Federal Trade Commission and the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of all applicable waiting periods thereunder. The Merger is also subject to the receipt of opinions of counsel that the Merger will qualify as a tax-free reorganization and assurances from the parties' independent accountants that the Merger will qualify as a pooling of interests for accounting purposes. In addition, the Merger is conditioned upon the effectiveness of a registration statement to be filed with the Commission with respect to the shares of LG&E Energy Common Stock to be issued in the Merger and the approval for listing of such shares on the New York Stock Exchange. It is anticipated that LG&E Energy, as parent of Kentucky Utilities and LG&E Utility, will continue to be an exempt holding company under the Public Utility Holding Company Act of 1935. Shareholder meetings to vote upon approval of the Merger will be convened as soon as practicable and are expected to be held later in 1997.

     Simultaneously with the execution and delivery of the Merger Agreement, KU Energy and LG&E Energy also entered into reciprocal stock option agreements (the "KU Energy Stock Option Agreement" and the "LG&E Energy Stock Option Agreement", collectively, the "Stock Option Agreements"). Pursuant to the Stock Option Agreements, KU Energy and LG&E Energy each grant to the other an irrevocable option to purchase up to 19.9% of the granting company's outstanding common stock, at an exercise price per share equal to (i) in the case of LG&E Energy Common Stock, $24.45 (which price per share equals the average of the daily closing sales price per share of the LG&E Energy Common Stock on the New York Stock Exchange during the ten-day period ending May 12, 1997) and (ii) in the case of KU Energy Common Stock, $40.83

(which price per share equals the exercise price per share of the option covering LG&E Energy Common Stock multiplied by an exchange ratio of 1.67). The option becomes exercisable if the Merger Agreement becomes terminable by either KU Energy or LG&E Energy in circumstances that could entitle such party to receive specified termination fees, generally as a result of the other party becoming the subject of a third party tender offer or business combination proposal.

     If its option becomes exercisable, either KU Energy or LG&E Energy may request the other party to repurchase all or part of its option at a price per share equal to the spread between the exercise price and the highest average trading price or the offered price in any business combination proposal. Under the Merger Agreement, the aggregate amount of any termination fees and transaction expenses payable, plus any amounts payable as a result of the required repurchase of options, is limited to a maximum amount of $70 million.

     Except as set forth in this Item 4, the Merger Agreement or the Stock Option Agreements, neither KU Energy nor, to the best of KU Energy's knowledge, any of the executive officers and directors of KU Energy named in Annex 1 has any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of this statement.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     (a)-(b) By reason of its execution of the LG&E Energy Stock Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended, KU Energy may be deemed to have sole voting and dispositive power with respect to the 13,230,490 shares of LG&E Energy Common Stock subject to the LG&E Energy Stock Option Agreement and, accordingly, may be deemed to beneficially own approximately 19.9% of the LG&E Energy Common Stock outstanding, assuming exercise of the stock option. However, KU Energy expressly disclaims any beneficial ownership of the shares of LG&E Energy Common Stock which are obtainable by KU Energy upon exercise of the stock option, because the stock option is exercisable only in the circumstances referred to in
Item 4 and as described in the LG&E Energy Stock Option Agreement, none of which has occurred as of the date hereof. Furthermore, even if events did occur which rendered such stock option exercisable, KU Energy believes it would be a practical impossibility to obtain the regulatory approvals necessary to acquire shares of LG&E Energy Common Stock pursuant to the stock option within 60 days.

     Except as set forth above, neither KU Energy nor, to the best of KU Energy's knowledge except as set forth in the following sentence, any of the executive officers and directors of KU Energy named in Annex 1 owns any LG&E Energy Common Stock. As of the day hereof, the following persons beneficially owned LG&E Energy Common Stock: Michael R. Whitley, not more than 213 shares held in LG&E Energy's dividend reinvestment plan pursuant to which dividends are automatically reinvested each quarter; George S. Brooks, II, 600 shares; John T. Newton, 600 shares.

     (c) Except as set forth above, neither KU Energy nor, to the best of KU Energy's knowledge, any of the executive officers and directors of KU Energy named in Annex 1 has effected any transaction in the LG&E Energy Common Stock during the past 60 days.

     (d) So long as KU Energy has not purchased the LG&E Energy Common Stock subject to the LG&E Energy Stock Option Agreement, KU Energy does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the LG&E Energy Common Stock.

     (e)  Inapplicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the
          Issuer
          ---------------------------------------------------------

     The Merger Agreement contains certain customary restrictions on the conduct of the business of KU Energy and LG&E Energy pending the Merger, including certain customary restrictions relating to the LG&E Energy Common Stock. Except as provided in the Merger Agreement, the LG&E Energy Stock Option Agreement or as set forth herein, neither KU Energy nor, to the best of KU Energy's knowledge, any of the executive officers and directors of KU Energy named in Annex 1 has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of LG&E Energy, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.



          Exhibit   Description
          -------   -----------


            2       Agreement and Plan of Merger,
                    dated as of May 20, 1997,
                    by and between KU Energy and
                    LG&E Energy (Incorporated by
                    reference to Exhibit 2 to KU
                    Energy (Commission File No. 1-10944)
                    and Kentucky Utilities (Commission File
                    No. 1-3464) Current Report on
                    Form 8-K, filed with the Commission
                    on May 30, 1997).


           99.1     Joint Press Release, dated
                    May 21, 1997, of KU Energy
                    and LG&E Energy (Incorporated by
                    reference to Exhibit 99.1 to KU
                    Energy (Commission File No. 1-10944)
                    and Kentucky Utilities (Commission File
                    No. 1-3464) Current Report on
                    Form 8-K, filed with the Commission
                    on May 21, 1997).


          99.2      KU Energy Stock Option Agreement, dated
                    as of May 20, 1997, by and
                    between KU Energy and LG&E
                    Energy (Incorporated by
                    reference to Exhibit 99.1 to KU
                    Energy (Commission File No. 1-10944)
                    and Kentucky Utilities (Commission File
                    No. 1-3464) Current Report on
                    Form 8-K, filed with the Commission
                    on May 30, 1997).


          99.3 LG&E Energy Stock Option Agreement, dated as of May 20, 1997, by and between LG&E Energy and KU
                    Energy (Incorporated by
                    reference to Exhibit 99.2 to KU
                    Energy (Commission File No. 1-10944)
                    and Kentucky Utilities (Commission File
                    No. 1-3464) Current Report on
                    Form 8-K, filed with the Commission
                    on May 30, 1997).

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                       KU ENERGY CORPORATION

                                       By:    /s/ Michael D. Robinson
                                              -----------------------
                                       Name:  Michael D. Robinson
                                       Title: Controller


Dated: May 30, 1997

                               INDEX TO EXHIBITS




          Exhibit   Description
          -------   -----------


            2       Agreement and Plan of Merger,
                    dated as of May 20, 1997,
                    by and between KU Energy and
                    LG&E Energy (Incorporated by
                    reference to Exhibit 2 to KU
                    Energy (Commission File No. 1-10944)
                    and Kentucky Utilities (Commission File
                    No. 1-3464) Current Report on
                    Form 8-K, filed with the Commission
                    on May 30, 1997).


          99.1      Joint Press Release, dated
                    May 21, 1997, of KU Energy
                    and LG&E Energy (Incorporated by
                    reference to Exhibit 99.1 to KU
                    Energy (Commission File No. 1-10944)
                    and Kentucky Utilities (Commission File
                    No. 1-3464) Current Report on
                    Form 8-K, filed with the Commission
                    on May 21, 1997).


          99.2      KU Energy Stock Option Agreement, dated
                    as of May 20, 1997, by and
                    between KU Energy and LG&E
                    Energy (Incorporated by
                    reference to Exhibit 99.1 to KU
                    Energy (Commission File No. 1-10944)
                    and Kentucky Utilities (Commission File
                    No. 1-3464) Current Report on
                    Form 8-K, filed with the Commission
                    on May 30, 1997).


          99.3 LG&E Energy Stock Option Agreement, dated as of May 20, 1997, by and between LG&E Energy and KU
                    Energy (Incorporated by
                    reference to Exhibit 99.2 to KU
                    Energy (Commission File No. 1-10944)
                    and Kentucky Utilities (Commission File
                    No. 1-3464) Current Report on
                    Form 8-K, filed with the Commission
                    on May 30, 1997).

                                    Annex 1
                                    -------

     Set forth below are the names, titles and present principal occupations for each of the executive officers and directors of KU Energy. The business address for each of the following individuals is One Quality Street, Lexington, Kentucky 40507.

Name                     Title                           Present Principal Occupation
----                     -----                           ----------------------------
Michael R. Whitley       Chairman, President and         Chairman, President and Chief
                         Chief Executive Officer         Executive Officer of KU Energy and
                                                         Kentucky Utilities

O.M. Goodlett            Senior Vice President           Senior Vice President, Finance and
                                                         Administration and Chief Financial
                                                         Officer of KU Energy and Kentucky
                                                         Utilities

James W. Tipton          Senior Vice President           Senior Vice President, Nonutility
                                                         Activities of KU Energy

George S. Brooks II      Secretary                       General Counsel and Corporate
                                                         Secretary of KU Energy and Kentucky
                                                         Utilities

William N. English       Treasurer                       Treasurer of KU Energy and
                                                         Kentucky Utilities

Michael D. Robinson      Controller                      Controller of KU Energy and
                                                         Kentucky Utilities

Mira S. Ball             Director                        Secretary-Treasurer and Chief
                                                         Financial Officer of Ball Homes, Inc.,
                                                         a single-family residential developer
                                                         and property management company

Carol M. Gatton          Director                        Chairman of Area Bancshares, Inc., a
                                                         bank holding company

Harry M. Hoe             Director                        President and Director of J.R. Hoe &
                                                         Sons, Inc., a foundry and casting
                                                         company

Milton W. Hudson         Director                        Economic Consultant, Washington,
                                                         D.C.

John T. Newton           Director                        Former Chairman and Chief
                                                         Executive Officer of KU Energy

Frank V. Ramsey, Jr.     Director                        President and Director of Dixon Bank

William L. Rouse, Jr.    Director                        Former Chairman, Chief Executive
                                                         Officer and Director of First Security
                                                         Corporation of Kentucky, a multi-
                                                         bank holding company

Charles L. Shearer       Director                        President of Transylvania University

Lee T. Todd, Jr.         Director                        President and Chief Executive Officer
                                                         of DataBeam, Inc.